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                                                                    EXHIBIT 99.1

Contact:  Robert D. Sigfried        Contact:  Jerry Mo
          Kekst  and Company                  Peak International Ltd.
          (212) 521-4800                      Austin, Texas
                                              (512) 339-4684 or
                                              Hong Kong
                                              852-2492-2287

 PEAK INTERNATIONAL LIMITED REPORTS OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

HONG KONG AND AUSTIN, TEXAS, MARCH 11, 1999 - Peak International Limited (Nasdaq:PEAKF) (AMEX:PTT) today reported the results of its special general meeting of shareholders held on March 10, 1999. At the meeting, shareholders approved an amendment to the bye-laws of the Company to enable shareholders to remove any director from office by a majority vote rather than by the previously required 75% vote. Shareholders also voted in favor of the removal of Richard Brook as a director of the Company.

Peak International Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

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